------------------------
        FORM 4                        UNITED STATES SECURITIES AND EXCHANGE COMMISSION                -----------------------------
------------------------                           WASHINGTON, D.C. 20549                                 OMB APPROVAL
                                                                                                      -----------------------------
[ ]Check this box if                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  OMB Number:      3235-0287
   no longer subject                                                                                  Expires:  January 31, 2005
   to Section 16.          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    Estimated average
   Form 4 or Form 5          Section 17(a) of the Public Utility Holding Company Act of 1935 or       burden hours per
   obligations may               Section 30(f) of the Investment Company Act of 1940                  response:              0.5
   continue.                                                                                          -----------------------------
   SEE Instruction 1(b)

   (Print or Type Response)
-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting       2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting
   Person*                                                                                  Person(s) to Issuer
        Kimberlin Kevin B.               The Immune Response Corporation
                                                                                            (Check all applicable)
--------------------------------------------------------------------------------------
   (Last)      (First)      (Middle)   3. IRS or Social       4. Statement for           X   Director            X   10% Owner
                                          Security Number        Month/Year             ---                     ---
                                          of Reporting                                       Officer (give            Other specify
                                          Person                 June 2002              ___  (title below)      ____ (below
                                          (Voluntary)                                        below)
        535 Madison Avenue
        18th Floor



-----------------------------------------------------------------------------------------------------------------------------------
               (Street)                                       5. If Amendment,           7.   Individual or Joint/Group
                                                                 Date of Original             Filing (Check Applicable Line)
                                                                 (Month/Year)
                                                                                          X   Form filed by One Reporting Person
                                                                                         ---
        New York NY   10022                                                                   Form filed by More than One Reporting
                                                                                         ___  Person

-----------------------------------------------------------------------------------------------------------------------------------
   (City)      (State)        (Zip)      TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security              2. Trans-     3. Trans      4. Securities Acquired (A)  5. Amount of     6. Owner-  7. Nature
   (Instr. 3)                        action        action        or Disposed of (D)          Securities       ship-      of
                                     Date          Code          (Instr. 3, 4 and 5)         Beneficially     Form:      Indirect
                                                   (Instr. 8)                                Owned at         Direct     Beneficial
                                                                                             End of Month     (D) or     Owner-
                                                                                                              Indirect   ship
                                                ---------------------------------------                       (I)
                                     (Month/                          (A)
                                     Day/                             or
                                     Year        Code  V     Amount   (D)     Price       (Instr. 3 and 4) (Instr. 4)  (Instr. 4)
                                     ----------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                                       35,000        I         See Note (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                                       16,000        I         See Note (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                                      227,000        I         See Note (3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0025
per share                                                                  See Note (4)      1,794,871        I         See Note (4)
-----------------------------------------------------------------------------------------------------------------------------------
1.  Held by the reporting person's spouse.
2.  Held in a retirement account for the benefit of the reporting person.
3.  Held by Kimberlin Family Partners L.P. a Colorado limited partnership, of which the reporting person is the general partner.
4.  The reported securities were included in Units, each of which included one share of the Issuer's common stock and one warrant to purchase one share of the Issuer's common stock (which warrants have subsequently expired), purchased in 1997 for $7.80 per
    Unit by Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP Management LLC, a
    Nevada limited liability company, of which the reporting person is the managing member.
-----------------------------------------------------------------------------------------------------------------------------------
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)
   * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                               SEC 1474 (7-96)



  FORM 4 (continued)        TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------------------------------------------------------------

1.Title of    2.Conver-  3.Trans-   4.Trans- 5.Number of    6.Date Exer-   7.Title    8.Price   9.Number   10.Owner-   11.Nature
  Derivative    sion or    action     action   of Deriv-      cisable and    and        of        of          ship        of
  Security      Exercise   Date       Code     ative          Expiration     Amount     Deriv-    Deriv-      Form of     Indirect
  (Instr. 3)    Price of              (Instr.  Securities     Date (Month/   of         ative     ative       Deriv-      Benefi-
                Deriva-    (Month/    8)       Acquired       Day/           Under-     Secur-    Secur-      ative       cial
                tive        Day/               (A) or Dis-    Year)          lying)     ity       ities       Secur-      Owner-
                Security    Year)              posed of (D)                  Securi-    Instr.    Benefi-     ity:        ship
                                               (Instr. 3,                    ties       5)        cially      Direct      (Instr. 4)
                                               4 and 5)                      (Instr.              owned       (D) or
                                                                             3 and 4)             at end      Indirect
                                                                                                  of month    (I)
                                                                                                              (Instr.
                                                                                                              4)
                                       --------------------------------------------------------------------
                                                            Date    Expira-         Amount or
                                                            Exer-   tion            Number of
                                     Code   V  (A)   (D)    isable  Date     Title  Shares
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock      $18.25   12/15/92    A                    Immed.  12/15/02 Stock  25,000                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock       $8.00    9/19/94    A                    Immed.   9/19/04 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock       $5.44    6/14/95    A                    Immed.   6/14/05 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock      $12.25    5/30/96    A                    Immed.   5/30/06 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock       $8.75    5/22/97    A                    Immed.   5/22/07 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock      $13.69    6/11/98    A                    Immed.   6/11/08 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock     $7.3125    5/25/99    A                    Immed.   5/25/09 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock    $5.78125    8/17/99    A                    Immed.   8/17/09 Stock   4,719                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock     $5.9380    5/25/00    A                    Immed.   5/25/10 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock     $3.9380   11/27/00    A                    Immed.  11/27/10 Stock  29,367                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                               See              Common
Common Stock     $3.9380   11/14/00    A                    Note(5) 11/14/10 Stock  70,638                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock      $3.450    6/21/01    A                    6/22/02  6/22/11 Stock   6,250                    D
-------------------------------------------------------------------------------------------------------------------------------
Option to buy                                                                Common
Common Stock       $0.59    6/17/02    A                    6/17/03  6/17/12 Stock   6,250     148,542        D
-------------------------------------------------------------------------------------------------------------------------------
8% Convertible Deben-                                                        Common                                    See Note
ture due 2004    $1.1536   11/9/01     P       1,733,703    Immed.           Stock  1,733,703                 I        (6)
-------------------------------------------------------------------------------------------------------------------------------
Warrant to buy                                                               Common                                    See Note
Common Stock     $1.4420   11/9/01     P       1,733,703    Immed.  11/19/11 Stock  1,733,703  3,467,406      I        (6)
-------------------------------------------------------------------------------------------------------------------------------
8% Convertible Deben-                                                        Common                                    See Note
ture due 2005     $1.036   02/14/02    P       1,716,001    Immed.  11/27/10 Stock  1,716,001                 I        (7)
-------------------------------------------------------------------------------------------------------------------------------
Warrant to buy                                                               Common                                    See Note
Common Stock     $1.1655   02/14/02    P       1,716,001    Immed.  02/14/12 Stock  1,716,001  3,432,002      I        (7)
-------------------------------------------------------------------------------------------------------------------------------
8% Convertible Deben-                                                        Common                                    See Note
ture due 2005     $0.432   05/03/02    P       9,276,437    Immed.           Stock  9,276,437                 I        (8)
-------------------------------------------------------------------------------------------------------------------------------
Warrant to buy                                                               Common                                    See Note
Common Stock       $0.54   05/03/02    P       9,276,437    Immed.  05/03/12 Stock  9,276,437  18,552,874     I        (8)
-------------------------------------------------------------------------------------------------------------------------------
8% Convertible Deben-                                                        Common                                    See Note
ture due 2005    $0.4776   06/24/02    P       2,093,802    Immed.           Stock  2,093,802                 I        (9)
-------------------------------------------------------------------------------------------------------------------------------
Warrant to buy                                                               Common                                    See Note
Common Stock      $0.597   06/24/02    P       2,093,802    Immed.  06/24/12 Stock  2,093,802  4,187,604      I        (9)
-------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
(5) An equal portion of the options to purchase 70,638 shares of the Issuer's common stock, which were granted to the reporting person on November 14, 2000, vest each day that the reporting person remains a member of the Issuer's board of directors, with the entire grant to become fully vested on January 1, 2003.
(6) On November 9, 2001, Kevin Kimberlin Partners, L.P., a Delaware limited partnership, of which the general partner is KKP
    Management LLC, a Nevada limited liability company, of which the reporting person is the managing member, purchased (a) a promissory note initially convertible into 1,733,703 shares of the Issuer's common stock and (b) a warrant to purchase
    1,733,703 shares of the Issuer's common stock.
(7) On February 14, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 1,716,001 shares of the Issuer's common stock and (b) a warrant to purchase 1,716,001 shares of the Issuer's common stock.
(8) On May 3, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 9,276,437 shares of the Issuer's common stock and (b) a warrant to purchase 9,276,437 shares of the
    Issuer's common stock.
(9) On June 24, 2002, Oshkim Limited Partnership, of which the reporting person is an affiliate, purchased (a) a promissory note initially convertible into 2,093,802 shares of the Issuer's common stock and (b) a warrant to purchase 2,093,802 shares of the
    Issuer's common stock. The promissory note is alternatively convertible (at the option of the reporting person and subject to the receipt of all necessary corporate and regulatory approvals) into 10 units (rather than the Issuer's common stock) to be sold by the Issuer as part of a contemplated private offering of units comprised of the Issuer's common stock and warrants.
-------------------------------------------------------------------------------------------------------------------------------

** Intentional misstatements or omissions of facts constitute      /s/ Kevin B. Kimberlin                       July 15, 2002
   Federal Criminal Violations.                                ------------------------------------          -----------------
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                      **Signature of Reporting Person                  Date


Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,
       SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of                                                               Page 3 of 3
information contained in this form are not required to                                                              SEC 1474 (7-96)
respond unless the form displays a currently valid OMB Number.